Exhibit 5.2

Mourant du Feu & Jeune
22 Grenville Street St Helier Jersey JE4 8PX Channel Islands T +44 (0)1534 609 000 F +44 (0)1534 609 333 www.mourant.com

The Directors

WPP plc

6 Ely Place

Dublin 2

Republic of Ireland

27 March 2009

Our ref:    2043443/MARTP/MdFJ/1835394/6

Dear Sirs

Indenture in respect of all $650,000,000 aggregate principal amount outstanding of 5 7/8% senior notes due 2014

1.	Introduction

1.1	We have acted as legal advisers to WPP plc (the “Company”) as to Jersey law in connection with the proposed entry by the Company into a Fifth Supplemental Indenture (the “Fifth Supplemental Indenture”) and made between WPP Finance (UK) (as Issuer) (“WPP Finance”); WPP Air 1 Limited and WPP Air 3 Limited in their capacity as general partners of WPP Air UK, WPP Spangle (now known as Young & Rubicam Brands US Holdings) (“Y&R”), WPP 2005 Limited (“WPP 2005”), WPP 2008 Limited (“WPP 2008”) and the Company (as Guarantors); and Wilmington Trust Company (as Trustee).

1.2

Pursuant to the Fifth Supplemental Indenture, the Company shall assume the obligations of WPP 2005 as a guarantor of the U.S.$650,000,000 5 7/8 per cent. Notes due 2014 issued by WPP Finance (such assumption of obligations, the “Guarantee”). In connection with its proposed entry into the Fifth Supplemental Indenture the Company is to prepare and file with the Securities and Exchange Commission the Company’s Registration Statement on Form F-3 (the “Registration Statement”).

1.3	We understand that the Fifth Supplemental Indenture is supplemental to an Indenture dated as of 23 June 2004 (the “Base Indenture”) among WPP Finance (as Issuer); WPP 2005 (then known as WPP Group plc) (“WPP 2005”) (as Guarantor); and Citibank, N.A. (as Trustee), and that the Base Indenture has been further supplemented by:

(a)	a First Supplemental Indenture dated as of 23 June 2004 (the “First Supplemental Indenture”) among WPP Finance (as Issuer); WPP 2005 (as Guarantor); and Citibank, N.A. (as Trustee);

(b)	a Second Supplemental Indenture dated as of 27 June 2006 (the “Second Supplemental Indenture” among WPP Finance (as Issuer); WPP 2005 and WPP 2008 (then known as WPP Group plc) (“WPP 2008”) (as Guarantors); and Citibank, N.A. (as Trustee);

Mourant du Feu & Jeune is a Jersey partnership

Partners: D J Birtwistle, G R P Corbin, N C Davies, E C Devenport, S J V Felton, S M Gould, T J Herbert, R A Hickling, J E Hill, I C James, B H Lacey, W Lambert, M E Millar, J H Rainer, J A Richomme, G A Rigby, J D Rigby, B C Robins, J F Ruane, J P Speck, A J R Syvret, J C Walker, N J Weston. Senior Associates: M Eccles, M J Haines, N M Hamel, J Harvey-Hills, H E Ruelle, R Khiani, B Lincoln, G A Pollano.            Consultants: K S Baker, E A Breen, C E Coutanche, J D P Crill, R R Jeune C B E, P de C Mourant

Cayman - Guernsey - Jersey - London

WPP plc

27 March 2009

(c)	a Third Supplemental Indenture dated as of 19 December 2006 (the “Third Supplemental Indenture”) among WPP Finance (as Issuer); WPP 2005 and WPP 2008 (as Guarantors); and Citibank, N.A. (as Trustee); and

(d)	a Fourth Supplemental Indenture dated as of 19 December 2006 (the “Fourth Supplemental Indenture”) among WPP Finance (as Issuer); WPP Air 1 Limited and WPP Air 3 Limited in their capacity as general partners of WPP Air UK, WPP Spangle (now known as Young & Rubicam Brands US Holdings)(“Y&R”), WPP 2005 and WPP 2008 (as Guarantors); and Wilmington Trust Company (as Trustee).

1.4	Together, the Base Debenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture shall be referred to as the “Indenture”.

1.5	This letter may be relied upon only by you and may be used only in connection with the entry by the Company into the Fifth Supplemental Indenture. Neither its contents nor its existence may be disclosed to any other person unless we have given our prior written consent as set out below.

2.	Documents Examined

2.1	We have examined originals or copies of the following documents:

(a)	a final draft of the Fifth Supplemental Indenture;

(b)	the Memorandum and Articles of Association of the Company;

(c)	a certified copy of the minutes of a meeting of an Executive Committee of the Board of Directors of the Company held on 26 March 2009 (the “Committee Meeting”), whereby the directors resolved, amongst other things, that the Company should enter into, execute and perform its obligations under the Fifth Supplemental Indenture (the “Committee Minutes”);

(d)	a certified copy of an extract of the minutes of a meeting of the Board of Directors of the Company held on 23 October 2008 (the “Board Meeting”), whereby the directors resolved, amongst other things, to appoint the Executive Committee referred to in (c) above (the “Extract”); and

(e)	a certificate from a director of the Company as to, amongst other things, the resolutions passed at meetings referred to in (c) and (d) above.

2.2	We have not examined for these purposes any other agreements or other documents (the “Other Documents”) to be entered into by the Company (including without limitation any other documents incorporated by reference in or otherwise referred to in the Indenture) and we offer no opinion on any such Other Document.

3.	Assumptions

For the purposes of giving this opinion we have assumed:

3.1	that the signatures on all documents executed by the Company are the signatures of persons authorised to execute the documents by the Company and the genuineness of all other signatures and the authenticity of all documents and certificates submitted to us as originals or copies (including by facsimile or email) and that where incomplete documents or signature pages only have been supplied to us for the purposes of issuing this opinion, that the original has been duly completed and corresponds in all material respects with the last version of the documents received by us prior to giving this opinion;

WPP plc

27 March 2009

3.2	the completeness and conformity to original documents of all copies submitted to us;

3.3	that the Board Meeting and the Committee Meeting were each duly convened and quorate and that the resolutions shown in the Extract and in the Committee Minutes were duly passed at such Board Meeting or Committee Meeting and have not been revoked, superseded or amended;

3.4	the accuracy and completeness in every respect of all certificates of officers of the Company given to us for the purposes of giving this opinion and that such certificates would be accurate if they had been given as of the date hereof;

3.5	that there are no documents or arrangements in existence between the parties to the transactions which materially affect, amend or vary the terms of the Fifth Supplemental Indenture;

3.6	that the Fifth Supplemental Indenture is valid, binding and enforceable in accordance with its terms as a matter of every applicable law other than Jersey law;

3.7	that none of the opinions expressed below will be affected by the laws (including public policy) of any jurisdiction outside Jersey and in particular but without limiting the generality of the foregoing:

(a)	that there are no provisions of the laws of any jurisdiction outside Jersey which would be contravened by the execution, delivery or performance of the Fifth Supplemental Indenture; and

(b)	that there has been due compliance with all matters of applicable law other than Jersey law;

3.8	that each of the parties:

(a)	(other than the Company as a matter of Jersey law) has capacity and power;

(b)	has fulfilled all internal authorisation procedures and (other than as a matter of Jersey law) applicable formalities; and

(c)	(other than the Company as a matter of Jersey law) has obtained all necessary agreements, consents, licences or qualifications (whether as a matter of any law or regulation applicable to it or as a matter of any contract binding upon it), to execute, deliver and perform its obligations under the Fifth Supplemental Indenture to which each is a party and that the Fifth Supplemental Indenture will be binding upon all such parties;

3.9	that the information disclosed by the search conducted on our behalf today of the public record of the Company kept at the office of the registrar of companies in Jersey in relation to the Company was then accurate and has not since then been altered and that there was no information which had been delivered for registration but did not appear on the file of the Company at the time of our search;

3.10	that the responses to our oral enquiry today at the office of the Viscount in Jersey in relation to the Company were then accurate and complete in all respects and have not since the time of those enquiries been altered;

3.11	that the Fifth Supplemental Indenture has been or will be entered into, and each of the matters referred to therein is carried out by each of the parties thereto in good faith, for the purpose of carrying on their respective businesses, for the benefit of each of them respectively, for commercial purposes, and on arm’s length commercial terms; and

WPP plc

27 March 2009

3.12	that the Company is not insolvent or unable to pay its debts as they fall due and will not become insolvent or unable to pay its debts as they fall due as a result of its entry into the Fifth Supplemental Indenture.

4.	Limitation

For the purposes of issuing this opinion, we have only examined the documents listed in paragraph 2 above and have only conducted the searches and enquiries described in paragraphs 3.9 and 3.10 above.

5.	Director’s Certificate

This opinion is given in reliance upon the certificate of Andrea Harris, Group Chief Counsel, for and on behalf of the Company, a copy of which is attached hereto.

6.	Opinion

Subject as provided above and to the observations and qualifications hereinafter appearing and to matters not disclosed to us, we are of the opinion that, as a matter of Jersey law:

(a)	the giving by the Company of the Guarantee by entering the Fifth Supplemental Indenture has been duly authorised; and

(b)	so far as Jersey law is concerned, when the Registration Statement has become effective under the US Securities Act of 1933 and the Fifth Supplemental Indenture has been duly executed in accordance with the Indenture, there is no reason why the Guarantee given by the Company by its entry into the Fifth Supplemental Indenture should not constitute legal, valid, binding and enforceable obligations of the Company.

7.	Qualifications and Observations

Our opinion is subject to the following qualifications and observations.

7.1	Notwithstanding that the obligations in the Fifth Supplemental Indenture are of a type and form which the Jersey courts would generally enforce, they may not necessarily be capable of enforcement in all circumstances in accordance with their terms. In particular, but without limitation:

(a)	enforcement may be limited by bankruptcy, insolvency, re-organisation or liquidation or other laws of general application relating to, or affecting the rights of, creditors generally;

(b)	enforcement may be limited by general principles of equity, for example equitable remedies may not be available where liquidated damages are considered to be an adequate remedy;

(c)	claims may become barred by prescription or may be or become subject to rights of set-off or defences of counter-claim;

(d)	where obligations are to be performed in a jurisdiction outside Jersey, they may not be enforceable in Jersey to the extent that performance would be illegal under the laws of the other jurisdiction;

(e)	if the performance of payment obligations is contrary to the exchange control regulations of any country in whose currency any amounts are payable, such obligations may not be enforceable in Jersey;

WPP plc

27 March 2009

(f)	the enforcement of the obligations of the parties to the Fifth Supplemental Indenture may be limited by the provisions of Jersey law applicable to obligations held to have been frustrated by events happening after their execution;

(g)	enforcement of obligations may be invalidated by reason of fraud, duress, misrepresentation, or undue influence; and

(h)	matters of procedure upon enforcement of the Fifth Supplemental Indenture will be governed by and determined in accordance with the lex fori.

7.2	No security effective in Jersey is created by or pursuant to the Fifth Supplemental Indenture over any property situate in Jersey.

7.3	Without prejudice to the statements expressly set out in this opinion, we offer no opinion in relation to any representation or warranty made or given by the Company in the Fifth Supplemental Indenture.

7.4	We have made no enquiry or assessment as to whether the Company will be in a position to fulfil its obligations under the Fifth Supplemental Indenture.

7.5	We offer no opinion as to whether the acceptance, execution or performance of the Company’s obligations under the Fifth Supplemental Indenture will result in the breach of or infringe any other agreement, deed or arrangement entered into by or binding on the Company.

7.6	Any provision of the Fifth Supplemental Indenture providing for the payment of additional monies consequent on the breach of any provision thereof by any person expressed to be a party thereto, whether expressed by way of penalty, additional interest, liquidated damages or otherwise, may be unenforceable or liable to be reduced if such additional payment were held to be excessive in so far as it unreasonably exceeds the maximum damages which the claimant could have suffered as a result of such breach.

7.7	Provisions as to severability contained in the Fifth Supplemental Indenture may not be binding and the question of whether or not provisions may be severed would be determined by the Jersey courts at their discretion.

7.8	A determination, designation, calculation or certificate of any party to the Fifth Supplemental Indenture, as to any matter provided for therein might, in certain circumstances, be held by the Jersey courts not to be final, conclusive or binding (for example, if it could be shown to have an unreasonable or arbitrary basis or not to have been reached in good faith) notwithstanding the provisions of the Fifth Supplemental Indenture.

7.9	Where a party to the Fifth Supplemental Indenture is vested with a discretion or may determine a matter in its opinion, the Jersey courts if called upon to consider the question may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds.

7.10	The Jersey courts will not apply the laws of the State of New York if:

(a)	it is not pleaded and proved; or

(b)	the selection of the laws of the State of New York was not bona fide and legal; or

(c)	to do so would be contrary to public policy.

7.11	An act of the directors of a company might be set aside by the Jersey courts in an action brought by, for example, a creditor, shareholder or liquidator, if it were shown that the directors had exercised their powers for improper purposes (with the actual or constructive notice of the other party).

WPP plc

27 March 2009

7.12	A director of a Jersey company who has, directly or indirectly, an interest in a transaction entered into or to be entered into by the company or by a subsidiary of the company which to a material extent conflicts or may conflict with the interests of the company and of which he is aware is required to disclose to the company the nature and extent of his interest. Such disclosure is required to be made at the first meeting of the directors at which the transaction is considered after the director concerned becomes aware of the circumstances giving rise to his duty to make it or, if for any reason he fails to do so, as soon as practical after that meeting, by notice in writing delivered to the company secretary. Where a director fails to disclose an interest, the company, or a member of the company, may apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit or gain realised and the court may so order or make such other order as it thinks fit.

7.13	The Jersey courts may refuse to give effect to any provisions in an agreement:

(a)	for the payment of the costs of enforcement (actual or contemplated) or of unsuccessful litigation brought before the Jersey courts or where the court has itself made an order for costs; or

(b)	which would involve the enforcement of foreign revenue or penal or other public laws; or

(c)	which would be contrary to public policy; or

(d)	which purport to exclude the jurisdiction of the Jersey courts.

7.14	Although there is a presumption that the Jersey court will, on application, stay proceedings brought in Jersey in breach of a provision in an agreement that all disputes arising under such agreement be exclusively brought before the court in another jurisdiction, this may be rebutted if the party opposing the stay were able to show good reason why a stay should not be granted.

7.15	Where a foreign court (being a court of any country or territory outside the United Kingdom other than one for whose international relations the United Kingdom is responsible) has given a judgment for multiple damages against a qualifying defendant the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980 (as extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983) which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess in such multiple damages over the sum assessed as compensation by the court that gave the judgment.

7.16	Although there has been no decision in the Jersey courts regarding the enforceability of provisions that purport to fetter any statutory power of a Jersey company, such provisions may not be enforceable.

7.17	A guarantor which is a Jersey person or whose guarantee is sued upon before the Jersey courts or if the guarantee is governed by Jersey law may be entitled to claim “droit de discussion” that is, that the assets of the principal obligor whose obligations are guaranteed must be exhausted before any claim against the guarantor under the guarantee may proceed, unless the “droit de discussion” has been waived.

7.18	A co-guarantor or co-indemnitor which is a Jersey person or whose guarantee or indemnity to a third party is sued upon before the Jersey courts or whose guarantee or indemnity is governed by Jersey law, may claim (unless waived) “droit de division” so as to require the division of the guarantor’s or indemnitor’s liabilities in just proportions between each of the co-guarantors or co-indemnitors and regardless of whether each of such co-guarantors or co-indemnitors is able to satisfy the proportion of the debt attributed to such co-guarantor or co-indemnitor.

WPP plc

27 March 2009

7.19	The effectiveness of terms releasing or exculpating any party from, or limiting or excluding, a liability or duty otherwise owed may be limited by law.

7.20	We express no view on any provision in the Fifth Supplemental Indenture requiring written amendments and waivers of any of its provisions in so far as it suggests that oral or other modifications, amendments or waivers could not be effectively agreed upon or granted by or between the parties or implied by the course of conduct of the parties.

8.	Jersey Law

This opinion is limited to matters of and is interpreted in accordance with Jersey law as at the date hereof and we express no opinion with respect to the laws of any other jurisdiction.

9.	Consent

We hereby consent to the disclosure of the opinion letter as an exhibit to the registration statement on Form F-3, relating to, amongst other things, the proposed amendments to be made to the Indenture by way of the Fifth Supplemental Indenture (the Registration Statement) and its consequent filing with the U.S. Securities and Exchange Commission. In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours faithfully

/s/ Mourant du Feu & Jeune

WPP plc

22 Grenville Street

St Helier, Jersey JE4 8PX

Mourant du Feu & Jeune

22 Grenville Street

St Helier

Jersey JE4 8PX

27 March 2009

Your ref:    2043443/MARTP/MdFJ/1870539/1

Dear Sirs

WPP plc (the “Company”)

You have been asked to deliver an opinion in respect of the Company in connection with the Fifth Supplemental Indenture.

Definitions in your opinion apply in this certificate unless the context requires otherwise.

We understand that your opinion will be given in reliance on the matters certified below and accordingly I, the undersigned, Andrea Harris, Group Chief Counsel, hereby certify for and on behalf of the Company without any personal liability, as follows:

1.	You have been supplied with a true and complete copy of:

(a)	the certificates of incorporation of the Company;

(b)	the memorandum and articles of association of the Company;

(c)	minutes of a meeting of an Executive Committee of the Board of Directors of the Company held on 26 March 2009 (the “Committee Meeting”);

(d)	an extract of the minutes of a meeting of the Board of Directors of the Company held on 23 October 2008 (the “Board Meeting”); and

(e)	the Fifth Supplemental Indenture.

2.	The memorandum and articles of association of the Company supplied to you are in full force and effect at the date hereof and have embodied in them or attached to them copies of all resolutions or agreements or acts of court to which the provisions of Articles 100 or 125 of the Companies (Jersey) Law 1991 apply.

3.	The Directors’ Meetings were duly convened and quorate throughout. The resolutions set out in the minutes or (as the case may be) extract of the minutes of the Directors’ Meetings provided to you were duly passed and are in full force and effect at the date hereof and have not been revoked, superseded or amended.

4.	The directors of the Company are Sir Martin Sorrell, Philip Lader, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, Stanley (Bud) Morten, Koichiro Naganuma, Lubna Olayan, John Quelch, Jeffrey Rosen, Timothy Shriver and Paul Spencer.

5.	The secretary of the Company is Marie Capes.

6.	No meetings of the shareholders of the Company have been called, nor have any resolutions been passed or been deemed to have been passed by the shareholders of the Company, in order to wind up the Company and no application has been made to the court by the directors or by the Company that the Company be wound up.

7.	The Company:

(a)	is not carrying on any unauthorised “financial service business” as defined in the Financial Services (Jersey) Law 1998;

(b)	is not a “financial services company” or a “utility company” as defined in the Income Tax (Jersey) Law 1961; and

(c)	does not carry on any trade, business or profession in Jersey, have any employees in Jersey or occupy any floor space in Jersey.

8.	The Company has no consents, licences, approvals or authorisations of any governmental or other authority or agency in Jersey which, or the conditions attaching to which, could affect, conflict with or be breached by the transactions as recorded in the minutes of the Board Meeting or the Committee Meeting.

9.	No resolution has been passed by the board of directors or the shareholders of the Company to limit the powers of the board of directors or the Committee to authorise the carrying on of business by the Company in any manner.

10.	The Company has not breached the limitation on borrowing contained in Article 83 (Power to borrow money) of its articles of association and its entry into, and the performance of its obligations under, the Fifth Supplemental Indenture will not cause the Company to breach that limitation.

11.	All documents required to be filed by the Company at the office of the registrar of companies in Jersey have been filed and appear on the file maintained in respect of the Company.

12.	If your opinion is issued after the date of this certificate, you may continue to rely on the accuracy of this certificate unless I notify you in writing to the contrary.

13.	I am duly authorised by the Company to give this certificate.

Yours faithfully

/s/ Andrea Harris
Andrea Harris, Group Chief Counsel
For and on behalf of WPP plc